UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
001-33034
NOTIFICATION OF LATE FILING
CUSIP NUMBER
356390104

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2020
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Freedom Holding Corp.
Full Name of Registrant
n/a
Former Name if Applicable
“Esentai Tower” BC, Floor 7, 77/7 Al Farabi Ave
Address of Principal Executive Office (Street and Number)
Almaty, Kazakhstan 050040
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N_CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Evgeniy Ler	+7 727	311-1064
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended June 30, 2020, Freedom Holding Corp. (the “Company”) expects to realize net income of approximately $24.3 million and basic and diluted earnings per share of approximately $0.42, compared to net income of $8.2 million and basic and diluted earnings per share of $0.14 during the three months ended June 30, 2019. As a result of the strengthening of the Company’s functional currencies against its reporting currency and the resulting foreign currency translation adjustment, net of tax, the Company expects to realize foreign currency translation adjustments of approximately $8.6 million, resulting in comprehensive income of approximately $33.0 million during the three months ended June 30, 2020. During the three months ended June 30, 2019, the Company realized comprehensive income of approximately $8.9 million.

The increase in net income and comprehensive income were principally due to growth in fee and commission income and net gain on trading securities realized during the three months ended June 30, 2020, compared to the three months ended June 30, 2019. During the three months ended June 30, 2020, the Company expects to realize approximately $43.3 million in fee and commission income and approximately $9.1 million in net gain on trading securities, compared to $22.6 million and $2.6 million during the three months ended June 30, 2019, respectively. The Company anticipates these increases will be partially offset by an increase in fee and commission expense of approximately $5.7 million.

The Company believes these increases primarily resulted from the unique market characteristics surrounding the initial outbreak and reaction to the COVID-19 pandemic, including the significant decline and subsequent rebound in the equity and debt capital markets, which created, at least among the Company’s customers, significantly increased trading volumes and customer activity during the quarter ended June 30, 2020. The Company also believes at least a portion of this growth was the result of its ongoing efforts to expand its customer base and as a result of increased activity among its existing customers. The Company also expects to realize approximately a $3.3 million increase in fees and commissions from underwriting services during the three months ended June 30, 2020 compared to the same period 2019.

Special Note About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding that the Company expects to file its quarterly report on Form 10-Q on or before the fifth calendar day following its prescribed due date, expected results of operations and the events that led to such results. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Company “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” and similar expressions, including the negatives of these terms. The Company’s actual results could differ materially from the results contemplated by these forward-looking statements and are subject to a number of risks, uncertainties, estimates and assumptions that may cause actual results to differ materially from current expectations. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise

Freedom Holding Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2020	By:	/s/ Evgeniy Ler
Evgeniy Ler
Chief Financial Officer